UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                         St. Lawrence Seaway Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    791162100
                                 (CUSIP Number)

                            Duane L. Berlin, Esquire
                               Lev & Berlin, P.C.
                    200 Connecticut Ave, Norwalk, Conn. 06854
                                 (203) 838-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 31, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No.    791162100


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Bernard Zimmerman & Company, Inc.          13-2736451

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
               (a) [ ]
               (b) [ ]

3.   SEC Use Only

4.   Source of Funds (See Instructions)    WC

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)...................................

6.   Citizenship or Place of Organization ....Connecticut

Number of                 7.  Sole Voting Power.........  325,000 Shares (75,000
Shares Beneficially           shares of common stock and 250,000 warrants to
Owned by                      purchase common stock)
Each Reporting
Person With               8.  Shared Voting Power.......  0

                          9.  Sole Dispositive Power....  325,000 (75,000 shares
                              of common stock and 250,000 warrants to purchase common stock)

                         10.  Shared Dispositive Power..  0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person .....325,000
     Shares (75,000 shares of common stock and 250,000 warrants to purchase common stock)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.  Percent of Class Represented by Amount in Row (11) .....42.3%, based on
     768,736 shares of common stock outstanding

14.  Type of Reporting Person (See Instructions)....  CO

Item 1.  Security and Issuer

This statement relates to Common Stock of the St. Lawrence Seaway Corporation (the "Issuer"). The address of the principal executive offices of the issuer of such securities is 200 Connecticut Avenue, 5th Floor, Norwalk, Conn. 06854.

Item 2.  Identity and Background

This Schedule 13D is being filed on behalf of Bernard Zimmerman & Company, Inc. ("Zimmerman & Co."), and Bernard Zimmerman (together, the "Reporting Persons"). The address of each Reporting Person is 18 High Meadow Road, Weston, Connecticut 06883. Zimmerman & Co. is a financial and management consulting firm. Bernard Zimmerman is President and Treasurer of Zimmerman & Co..

The following is information concerning the name, business or residential address, present principal occupation or employment and the name of the principal business and address of any corporation or other organization in which such employment or occupation is conducted and of each executive officer and director of Zimmerman & Co.:

        Bernard Zimmerman
        President, Treasurer and Director
        Bernard Zimmerman & Company, Inc.
        18 High Meadow Road
        Weston, Connecticut 06883

        Joyce Zimmerman
        Vice President, Secretary and Director
        Bernard Zimmerman & Company, Inc.
        18 High Meadow Road
        Weston, Connecticut  06883

        Wayne Zimmerman
        Vice President and Director
        Bernard Zimmerman & Company, Inc.
        18 High Meadow Road
        Weston, Connecticut  06883



During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either of them been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws

Zimmerman & Co. is a Connecticut corporation. Bernard Zimmerman and each of the executive officers and directors of Zimmerman & Co. are citizens of the United States.


Item 3.  Source and Amount of Funds or Other Consideration

The $77,500 utilized by Zimmerman & Co. to purchase shares of Common Stock of the Company and warrants pursuant to the Agreement described in Item 6 of this Schedule was paid from the working capital of Zimmerman & Co.

Item 4.  Purpose of Transaction

The transactions (the "Transactions") contemplated by the agreement for the Acquisition of Common Stock and Warrants dated as of January 10, 2007, (the "Agreement") are designed to provide the Company with additional funds, for a reasonable period of time, to search for a merger, reverse merger or other business transaction (each, a "Potential Transaction") and to induce Bernard Zimmerman and Zimmerman & Co. to take an active role in seeking value for the Company's stockholders with a Potential Transaction or other business combination with a privately-held company seeking to operate as a publicly-held company. There are no prospective business or financial transactions that the Company is currently considering.

On August 31, 2007, the closing of the Transactions occurred, which included, without limitation, the purchase by Zimmerman & Co. of 75,000 shares of the Company's common stock and 250,000 warrants for Common Stock pursuant to the Agreement. One of the effects of the closing of the Transactions was a material change in the capitalization of the Company. Including the issuance of the 75,000 shares to the Investor and assuming an exercise of Investor's warrants, the Company's outstanding Common Stock is 768,736 shares. This number also includes the August 31, 2007 exercise of warrants to purchase 16,667 shares of common stock held by Joel Greenblatt, one of the directors of the Company who resigned immediately before the closing of the Transactions .

One of the principal purposes of the Transactions is to enable the Company to engage in a Potential Transaction , such as a merger, reverse merger or reorganization, a sale or transfer of a material amount of assets or another financial transaction. The closing of the Transactions has resulted in Zimmerman & Co. being entitled to designate a majority of the Company's Board of Directors and thus a change in control of the Company. It is highly likely that a Potential Transaction will result in a further change in control of the Company.

The Reporting Persons have no present plans with respect to (a) the disposition by them of securities of the Company, (b) any change in the dividend policy of the Company, (c) any other material change in the Company's current business or corporate structure, (d) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (e) a class of securities of the Company to be de-listed from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (f) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934 or (g) any action similar to any of those enumerated above. Item 5. Interest in Securities of the Issuer


Item 5. Interest in Securities of the Issuer

     After giving effect to the transactions contemplated in the Agreement, the Reporting Persons beneficially own, and have the sole power to vote, 75,000 shares of Common Stock. Furthermore, if the warrants to purchase 250,000 shares of Common Stock purchased by Zimmerman & Co. are exercised, and the capitalization of the Company does not otherwise change or if no other holder of options or warrants exercises its options, the Reporting Persons' beneficial ownership would be 42.3%.

     No transactions in the Company's Common Stock were effectuated by any of the Reporting Persons during the past 60 days.

     No person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Agreement, annexed as Exhibit 10.1 to Form 8-K, filed on January 10, 2007, is incorporated herein by reference.


Item 7. Material to Be Filed as Exhibits

None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September  10, 2007

Signature:  /s/ Bernard Zimmerman
            -----------------------

Name/Title:  Bernard Zimmerman, President
             Bernard Zimmerman & Company, Inc.